Exhibit 99.1

Enlivex: After Expedited Review, Israeli Ministry of Health Authorizes Initiation of Phase II Clinical Trial Evaluating Allocetra in COVID-19 Severe and Critical Patients

Nes Ziona, Israel, Oct. 13, 2020 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage immunotherapy company, today reported that the Israeli Ministry of Health authorized the initiation of a proposed investigator-initiated Phase II clinical trial evaluating AllocetraTM in severe and critical COVID-19 patients.

The planned COVID-19 study is a multi-center investigator-initiated, Phase II clinical trial. The trial is expected to recruit up to twenty-four COVID-19 patients in severe or critical condition, and is designed to assess AllocetraTM in combination with standard of care treatment. The trial plans to evaluate safety, tolerability, cytokine profile and efficacy parameters.

Enlivex recently reported positive top-line results of a previously announced Phase Ib investigator-initiated clinical trial of AllocetraTM in COVID-19 patients in severe and critical condition in Hadassah Hospital, one of the largest hospitals in Israel. Enlivex was scheduled to provide the Israeli Ministry of Health with a full summary of the completed Phase Ib study following a 28-day observational period for each of the five patients treated in that study, which period is scheduled to lapse in late October.

However, based on the positive Phase Ib top-line results and the release from the hospital of all patients treated in that study, after having tested negative for COVID-19, the Israeli Ministry of Health requested expedited submission by Enlivex of its COVID-19 AllocetraTM Phase Ib clinical trial summary prior to the completion of the full 28-day period for the last patient in order to expedite the regulatory review process.

The Phase Ib clinical trial included five COVID-19 patients, three in severe condition and two in critical condition. All five patients completely recovered from their respective severe/critical condition and were released from the hospital after an average of 5 days (severe) and 9 days (critical), following administration of AllocetraTM, at which time they were all COVID-19 PCR negative. There were no reported severe adverse events relating to the administration of AllocetraTM in the patients, and the therapy was well-tolerated.

Oren Hershkovitz, Ph.D., CEO of Enlivex, and Prof. Dror Mevorach, Chief Medical Officer of Enlivex, stated in a joint comment: “We would like to thank the Israeli Ministry of Health for its unprecedented expedited review and for authorizing a Phase II clinical trial of AllocetraTM in COVID-19 patients in severe and critical condition.”

ABOUT THE ALLOCETRA COVID-19 PHASE II CLINICAL TRIAL
The COVID-19 study is a multi-center investigator-initiated, Phase II clinical trial. The trial is expected to recruit up to twenty-four COVID-19 patients in severe or critical condition, as defined by the U.S. National Institute of Health (NIH), and is designed to assess AllocetraTM in combination with standard of care treatment. Safety, tolerability, cytokine profile and efficacy parameters are planned to be evaluated. Up to 24 patients are expected to be recruited, subject to each patient’s eligibility and signing of an informed consent to participate and receive treatment. Eligibility criteria include an existing illness with at least one of (a) radiographic infiltrates by imaging (chest x-ray, CT scan, etc.), or (b) Sp/O2 ratio lower or equal to 94% on room air, or (c) requiring supplemental oxygen (low flow or high flow), with a P/F ratio of below 350 but higher than 150. Exclusion criteria include (a) pregnancy, lactation and childbearing potential woman who are not willing to use acceptable contraceptives measures for the entire study duration, (b) Illness combined with other organ failure requiring organ support other than a respirator, including Stage 4 severe chronic kidney disease or requiring dialysis (i.e. estimated glomerular filtration rate (eGFR) < 30), (c) intubated patients (due to inability to sign an informed consent), (d) patients with malignant tumor, other serious systemic diseases and psychosis, (e) patients who are participating in other clinical trials or treated with any experimental agents that may contradict this trial, (f) co-infection of HIV or tuberculosis, (g) known immunocompromised state or medications known to be immunosuppressive, and (h) patients with P/F ratio or S/F ratio of <150 or a change in status of eligibility manifested by a rapid decline of  P/F ratio between eligibility status and actual drug delivery.

ABOUT THE ALLOCETRA COVID-19 PHASE Ib CLINICAL TRIAL
The COVID-19 study was a single-center investigator-initiated, Phase Ib clinical trial. The trial recruited five COVID-19 patients in severe or critical condition, as defined by the U.S. National Institute of Health (NIH), and was designed to assess AllocetraTM in combination with standard of care treatment. Safety, tolerability, cytokine profile and efficacy parameters were defined to be evaluated as part of the study. Up to 5 patients were expected to be recruited, subject to patient’s eligibility and signing of an informed consent. Eligibility criteria included an existing illness with at least one of (a) radiographic infiltrates by imaging (chest x-ray, CT scan, etc.), or (b) Sp/O2 ratio lower or equal to 94% on room air, or (c) requiring supplemental oxygen (low flow or high flow), with a P/F ratio of below 350 but higher than 150. Exclusion criteria included (a) pregnancy, lactation and childbearing potential woman who are not willing to use acceptable contraceptives measures for the entire study duration, (b) Illness combined with other organ failure requiring organ support other than a respirator, including Stage 4 severe chronic kidney disease or requiring dialysis (i.e. estimated glomerular filtration rate (eGFR) < 30), (c) intubated patients (due to inability to sign an informed consent), (d) patients with malignant tumor, other serious systemic diseases and psychosis, (e) patients who are participating in other clinical trials or treated with any experimental agents that may contradict this trial, (f) co-infection of HIV or tuberculosis, and (g) known immunocompromised state or medications known to be immunosuppressive.

ABOUT ENLIVEX
Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs) such as sepsis and COVID-19, as well as solid tumors immune-checkpoint rebalancing.  For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Eric Ribner
LifeSci Advisors
eric@lifesciadvisors.com